EXHIBIT NO. 21.1

SUBSIDIARIES OF FIRST TRINITY FINANCIAL CORPORATION
AN OKLAHOMA CORPORATION

State of
Company Name	Incorporation	Ownership

Trinity Mortgage Corporation	Oklahoma	100% Direct

Trinity Life Insurance Company	Oklahoma	100% Direct

Family Benefit Life Insurance Company	Oklahoma	100% Indirect

Trinity American, Inc.	Barbados, West Indies	100% Direct